Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subs idiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
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TD AMERITRADE Holding Corporation (NASDAQ: AMTD) is planning to acquire thinkorswim Group, Inc. (NASDAQ: SWIM) in a cash/stock deal worth approximately $606 million.(1) This acquisition will be our 10th in the last eight years, underscoring our strong position as a successful industry consolidator. We expect the deal, which will require regulatory and thinkorswim shareholder approval, to close within the next six months.
As a client, a shareholder or a member of the media, you might have some questions about this proposed transaction. Here are some of the main points you should know [link to pop-up that includes the following points].
TD AMERITRADE to Acquire thinkorswim: Key Points
•	This deal advances our growth strategy, creating scale for the trading side of our business and, more importantly, advancing our trading strategy by several years.

•	We have a strong, stable balance sheet, are well-capitalized and have strong cash flow – all of which uniquely position us to be opportunistic in this economic environment.

•	thinkorswim is an industry leader in trader technology. Our combination will introduce new trading functionality for strategies that include advanced options trading, futures, foreign exchange and portfolio margining, to our existing retail client account base.

•	thinkorswim, with its highly active retail clients and complementary trading tools and services, will add its current #1 position in the number of options trades placed each day to our current #1 position in the number of equity trades placed each day.(2)

•	We are uniquely positioned to leverage the state-of-the-art Investools investor education program as an acquisition channel and to help deepen the relationships we have with our clients. We also plan to expand it over time to include programs for long-term investing, helping us drive our asset gathering strategy.

•	Clients should expect no immediate impact to their accounts or the way they trade. All clients will receive more detailed information about what they can expect from the combined company after the acquisition is completed.

•	After the deal closes we plan to retain key members of the thinkorswim management team, including thinkorswim founders Tom Sosnoff and Scott Sheridan. We recognize the firm’s outstanding achievements in trader technology and education and will support their continued innovation.
For more detailed information, please reference the following:
[link] Frequently Asked Questions (FAQs)
[link] A Press Release from TD AMERITRADE and thinkorswim

(1)	The estimated total transaction value is based on the closing price of TD AMERITRADE common stock on Wednesday, Jan. 7, 2009 and the number of fully diluted thinkorswim common shares outstanding at the offer value on Jan. 5, 2009. The purchase price for accounting purposes will be determined upon the closing of the acquisition and will depend on TD AMERITRADE’s stock price and the number of thinkorswim shares outstanding at that time.

(2)	Source: Based upon the reports filed publicly by TD AMERITRADE, E*Trade, Schwab, optionsXpress, Fidelity and thinkorswim for the 12 months ended Sept. 30, 2008. TD AMERITRADE DARTs do not include non-revenue generating mutual fund trades.

The risk of loss in trading securities, options, futures and forex can be substantial. Clients must consider all relevant risk factors including their own personal financial situation before trading. Options involve risk and are not suitable for all investors. See the Options Disclosure Document: Characteristics and Risks of Standardized Options. Trading foreign exchange on margin carries a high level of risk as well as its own unique risk factors, please read the following risk disclosure before considering the trading of this product: Forex Risk Disclosure.
Forward-Looking Statements
Information in these Key Points contains forward-looking statements, which involve a number of risks and uncertainties. thinkorswim Group, Inc. (“thinkorswim”) and TD AMERITRADE Holding Corporation (“TD AMERITRADE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  Thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswimurge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswimand TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswimstockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswimstockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.
Frequently Asked Questions
Q. What are you acquiring?
We have signed a definitive agreement to acquire thinkorswim Group Inc. which includes its brokerage and education businesses, approximately 87,000 retail client accounts each placing approximately 176 trades per year, nearly $3 billion in client assets, top-of-the-line trader products and services, a state-of-the-art trader education platform with more than 375,000 graduates, and additional advisory and software businesses.(1)
This combination will add a growing, highly active and engaged group of traders to the TD AMERITRADE family, including:(1)
•	Industry-leading growth rate, including a 161 percent increase in Daily Average Revenue Trades (DARTs) and a 82 percent rise in client accounts;

•	Approximately 49,000 DARTs, for a combined, pro-forma total of 354,000 trades per day; and

•	37,000 options trades per day, for a combined, pro-forma total of 73,000 trades per day.
Q. Why do this deal? Why now?
This deal directly aligns with our growth strategy, creating scale for the trading side of our business and, more importantly, advancing our trading strategy by several years.
thinkorswim, with its highly active retail clients and complementary trading tools and services, will add its current #1 position in the number of options trades placed each day to our current #1 position in the number of equity trades placed each day.(2)
In addition, we are uniquely positioned to leverage the state-of-the-art Investools investor education program as an acquisition channel and to help deepen the relationships we have with nearly seven million client accounts. We also plan to expand it over time to include programs for long-term investing, helping us drive our asset gathering strategy as well.
We have a strong, stable balance sheet, are well-capitalized and have a strong cash flow – all of which uniquely position us to be opportunistic in this economic environment.
Q. What are the terms of the deal?
Our agreement with thinkorswim includes a cash/stock deal worth a total of approximately $606 million, which includes $225 million to be paid in cash and the issuance of approximately 28 million shares of TD AMERITRADE common stock to thinkorswim shareholders, with each share of thinkorswim at closing representing $3.34 in cash and 0.3980 of a share of TD AMERITRADE stock.(3)
This represents a 46 percent premium based on the 30-day average exchange ratio, and a 29 percent premium based on the 90-day average exchange ratio.
We intend to initiate a stock buyback program that will equal the approximately 28 million shares issued in the thinkorswim transaction.
We expect the transaction to be accretive by approximately three to five percent of fiscal 2010 GAAP earnings and 10-15 percent 12 months following the completed integration.(4)
And finally, we will retain key members of the thinkorswim management team. Current thinkorswim CEO, Lee Barba, will have an active role in the transition, and thinkorswim founders Tom Sosnoff and Scott Sheridan will join us after the transaction closes. We recognize the firm’s outstanding achievements in trader technology and education and will support their continued innovation.
Q. When will the deal close?
The transaction is subject to approval by thinkorswim shareholders, regulatory approvals and other customary closing conditions. We expect the deal to close within six months.
Q. What ticker symbol will the combined Company trade under?
TD AMERITRADE will continue to trade under the symbol AMTD. Once the transaction has closed, shares of SWIM will no longer be available.
Q. Does this deal mean that any other M&A opportunities are off the table?
Our M&A strategy has not changed. This deal will not prevent us from evaluating or pursuing other beneficial opportunities if they arise. We will continue to look at opportunities that build scale, add functionality or otherwise enhance our growth prospects and that we believe benefit our clients, shareholders and associates.
Q. What can clients expect?
Clients should expect no immediate changes. Until the close of this deal, both TD AMERITRADE’s and thinkorswim’s Web sites will operate independently, which we expect will continue through the integration. This will allow clients to continue using the platform and tools to which they are accustomed.
For TD AMERITRADE clients, this acquisition will introduce new trading functionality for strategies that include advanced options trading, futures, foreign exchange and portfolio margining. We believe these new services will be a welcome complement to those our clients already receive.
For thinkorswim clients, joining TD AMERITRADE will introduce them to a comprehensive line-up of investment tools and services that include the following:
•	New trading tools – for functionality like back-testing and program trading, which will help clients mitigate risk, generate trade ideas and inject more discipline into their investment strategies.

•	Outstanding service and flexible support – 24 hours a day, 7 days a week. We can assist clients online, over the phone or at one of more than 100 branches nationwide.

•	Independent, objective research – powerful research from third-party industry leaders like Minyanville Buzz & BanterTM, Market Edge and Standard & Poors.

•	Retirement solutions – powerful, easy-to-use tools and calculators that estimate and help address retirement needs, as well as a number of individual retirement accounts that are easy to open, fund and manage, with no setup or annual fees.

•	Enhanced access to mutual funds, bonds, and other products.
For clients interested in education, this combination will strengthen our existing offering by adding a state-of-the-art program, focused on coaching and the products/tools available to help investors identify market opportunities, develop trade ideas and make more informed, disciplined investment decisions. We plan for our courses to address topics for first-timers to the advanced, via in-person group and one-on-one sessions, live Webinars and online self-study. We will add content over time, including courses focused on long-term investing.
We have not yet finalized our plans for integrating clients to one unified Web and/or software experience. We will share more of these details once they are available.
Q. What brand will the combined Company operate under?
Post-integration, all aspects of the Company will operate under the TD AMERITRADE brand.
Q. What are your plans for thinkorswim’s employees? What can they expect?
The thinkorswim team is very talented, and we are looking forward to them joining our firm once the transaction is closed. While we will work to minimize job loss, we expect there will be some staff reductions.
We and thinkorswim are committed to treating all associates fairly, honestly and with respect throughout this transition. We will communicate with all associates frequently to discuss issues that may impact them and their work and will likewise offer channels for them to communicate their questions, concerns and feedback.

Q.	What will you do with thinkorswim’s current facilities?
We plan to retain some of the thinkorswim locations. However, we have not yet finalized those plans. We will communicate more information once the details are available.
Q. How many associates will the combined Company have?
We expect to have slightly more over 5,000 full-time associates.
#####

(1)	Source: thinkorswim company filings for the 12 months ended Sept. 30, 2008. The growth rate referenced for DARTs was calculated comparing the average retail DARTs for the 12 months ended Sept. 30, 2008, to the average retail DARTs for the 12 months ended Sept. 30, 2007. The growth rate referenced for accounts was calculated comparing the number of accounts on Sept. 30, 2008 to the number of accounts on Sept. 30, 2007. Any pro-forma totals represent the combination of thinkorswim and TD AMERITRADE company filings for the last 12 months ended Sept. 30, 2008.

(2)	Source: Based upon the reports filed publicly by TD AMERITRADE, E*Trade, Schwab, optionsXpress, Fidelity and thinkorswim for the 12 months ended Sept. 30, 2008.

(2)	The estimated total transaction value is based on the closing price of TD AMERITRADE common stock on Wednesday, Jan. 7, 2009 and the number of fully diluted thinkorswim common shares outstanding at the offer value on Jan. 5, 2009. The purchase price for accounting purposes will be determined upon the closing of the acquisition and will depend on TD AMERITRADE’s stock price and the number of thinkorswim shares outstanding at that time.

(3)	Source: thinkorswim and competitor company filings as of Sept. 30, 2008

(5)	Accretion range represents the incremental benefit realized from the Company’s intended stock buyback program.
The risk of loss in trading securities, options, futures and forex can be substantial. Clients must consider all relevant risk factors including their own personal financial situation before trading. Options involve risk and are not suitable for all investors. See the Options Disclosure Document: Characteristics and Risks of Standardized Options. Trading foreign exchange on margin carries a high level of risk as well as its own unique risk factors, please read the following risk disclosure before considering the trading of this product: Forex Risk Disclosure.
Forward-Looking Statements
Information in this FAQ contains forward-looking statements, which involve a number of risks and uncertainties. thinkorswim Group Inc. (“thinkorswim”) and TD AMERITRADE Holding Corporation (“TD AMERITRADE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  Thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for  “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.